SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: February 22, 2010

Date: February 22, 2010

ON TRACK INNOVATIONS LTD.
NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Monday, March  29, 2010, at 9:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”), to approve certain actions and agreements for strengthening the Company’s management and Board of Directors.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on February 18, 2010 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of the Record Date, 24,096,846 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon the matter to be presented at the Meeting.  You are also entitled to notice of the meeting and to vote at the meeting if you held our Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins.  The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting.  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card.

We are mailing copies of this invitation and the proxy card to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or our registrar and transfer agent, Continental Stock Transfer & Trust Company of 17 Battery Place FL 8, New York, NY 10004-1123, receives it, in the enclosed envelope, by March 27, 2010 at 9:00 A.M. Israel time, which is March 27, 2010 at 2:00 A.M. Eastern Daylight time. If you sign and return the enclosed proxy card, your shares will be voted in favor of the proposed resolution, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against the proposed resolution. On the matter considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present. In addition, by signing and returning the proxy card you are confirming that you are not a “controlling shareholder” of the Company, unless you specifically note on the proxy card that you are a “controlling shareholder” of the Company.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

By order of the Board of Directors,

By:	/s/ Oded Bashan
Mr. Oded Bashan
Chairman of the Board of Directors

Date: February 22, 2010

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________                                                      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________                                                      Country of incorporation _____________

(3)	Record Date for which this certificate is granted: 18 February, 2010

Details of the Shares:

(1)	Name of the security - Ordinary Shares;
Par value - N.I.S 0.1 ;
ISIN code - IL 009248951
(2)	No. of Shares - _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________	Date: ______________

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Monday, March 29, 2010, at 9:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is to approve certain actions and agreements for strengthening the Company’s management and Board of Directors (as further detailed in Item 1 below).

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on February 18, 2010 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of the Record Date, 24,096,846 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon the matter to be presented at the Meeting.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins.  The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting.  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card.

We are mailing copies of the proxy card to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares

We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or our registrar and transfer agent, Continental Stock Transfer & Trust Company of 17 Battery Place FL 8, New York, NY 10004-1123, receives it, in the enclosed envelope, by March 27, 2010 at 9:00 A.M. Israel time, which is March 27, 2010 at 2:00 A.M. Eastern Daylight time. If you sign and return the enclosed proxy card, your shares will be voted in favor of the proposed resolution, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against the proposed resolution. On  the matter considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. In addition, by signing and returning the proxy card you are confirming that you are not a “controlling shareholder” of the Company, unless you specifically note on the proxy card that you are a “controlling shareholder” of the Company.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Our Board of Directors unanimously recommends that you vote “FOR” the proposal under Item 1 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of the Record Date, or a different date, if so provided in the table below for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 24,096,846 ordinary shares outstanding as of the Record Date.

Name of beneficial owner (1)	Number of Shares Beneficially Owned (2)	% of Class of Shares	Number of Options Beneficially Owned (3)	Exercise Price	Date of Expiration
Oded Bashan (4)	2,278,764	9.46%	-	NA	NA
Diker Management, LLC (5)	1,976,588	8.20%	-	NA	NA
Fortress Partners Securities LLC, Fortress Partners Fund LP, Fortress Partners GP LLC, Fortress Principal Investment Holdings IV LLC, Fortress Partners Offshore Securities LLC, Fortress Partners Master Fund L.P., Fortress Partners Offshore Master GP LLC, Fortress Partners Advisors LLC, Fortress Investment Holdings II LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC (6)	1,732,925	7.19%	-	NA	NA
All executive officers and directors as a group	2,858,275	11.86%	334,036

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire within 60 days after the Record Date (as determined in accordance with footnote (3)).
(2)
If a shareholder has the right to acquire shares by exercising options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from the Record Date. The exercise price of some of these options is greater than our current share market price.
(4)
Includes 861,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 1,409,639 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxies granted to him.

(5)
This information is based solely on Form 13F filed with the SEC by Diker Management, LLC on February 16, 2010. The percentage of beneficial ownership was computed by us based on the information included in the Form 13F and the total number of outstanding ordinary shares as of the Record Date. Based on the information provided in such Form 13F, the address of Diker Management LLC is 745 Fifth Avenue, Suite 1409, New York, NY  10151. Diker Management LLC reports shared voting power over 1,798,326 shares and sole voting power over 178,262 shares as of December 31, 2009.

(6)
This information is based solely on Forms 13G filed with the SEC by Fortress Partners Securities LLC, Fortress Partners Fund LP, Fortress Partners GP LLC, Fortress Principal Investment Holdings IV LLC, Fortress Partners Offshore Securities LLC, Fortress Partners Master Fund L.P., Fortress Partners Offshore Master GP LLC, Fortress Partners Advisors LLC, Fortress Investment Holdings II LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC (hereinafter referred to jointly as "Fortress Group") on February 12, 2010. The percentage of beneficial ownership was computed by us based on the information included in the Form 13G and the total number of outstanding ordinary shares as of the Record Date. Based on the information provided in such Form 13G, the address of Fortress Group is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105. Fortress Group reports shared voting power over 1,732,925 shares as of February 4, 2010.

ITEM 1

STRENGTHENING COMPANY’S MANAGEMENT AND BOARD OF DIRECTORS

As part of its long term planning and upon the recommendation of the Audit Committee and the Compensation Committee, where applicable, our Board of Directors has determined that it is advisable and in the best interest of the Company to:

Elect Mr. David P. Stone, who previously served as a senior partner and head of the Israel Practice Group in the New York-based international law firm of Weil, Gotshal & Manges LLP, as an independent director of the Company;

Elect Mr. Mark Green, the head of Technology and International Banking at Merriman Curhan Ford, a New York based investment bank, as an independent director of the Company;

Approve amendments to the employment agreement of the Company's Chairman and CEO, Mr. Oded Bashan, by extending it until December 31, 2014 and amending it to clarify that its terms shall apply to his position as a Chairman of the Board of Directors and/or CEO;

Re-elect Mr. Eli Akavia, who has served as an independent director on the Board of Directors since December 2003;

Approve the grant of options to purchase 500,000 Ordinary Shares of the Company to the Company’s President and director, Mr. Ohad Bashan; and

Re-elect Mr. Raanan Ellran, who has served as an external director on the Board of Directors since July 2007, for an additional three-year term commencing July 28, 2010.

Our current Board of Directors consists of eight directors. Under our Articles, the Board of Directors may consist of up to nine directors. In light of the challenges that the Company is facing and the letter we received from Shlomo Toussia-Cohen asking to step down from his position as a director upon the election of a replacement due to his other obligations, our Board of Directors wishes to fill the two vacancies.

Election of Mr. David P. Stone

The Board of Directors thinks it is in the best interest of the Company to elect Mr. David P. Stone as an independent director. Mr. Stone brings extensive experience in representing Israeli companies in transactions in the United States.

The Company is not aware of any reason why Mr. Stone, if elected as a director, should be unable to serve. The Company does not have any understanding or agreement with respect to the future election of Mr. Stone.

The following biographical information provided with respect to Mr. Stone is based upon information furnished by him to the Company:

Mr. Stone retired as a senior partner in the New York-based international law firm of Weil, Gotshal & Manges LLP ("WGM") at the end of 2005.  For approximately 35 years prior to his retirement, Mr. Stone was engaged in the practice of law, specializing in corporate, securities and mergers and acquisitions law.  At WGM, he founded and led the firm's Israel Practice Group which, during his tenure, represented the issuers, underwriters or selling shareholders in connection with more than 90 public offerings of equity or debt securities by Israeli companies in the United States.  Both as a member of WGM and since his retirement from that firm, Mr. Stone has served from time to time as counsel to the Company.  Since retiring, he has been primarily engaged as a trustee of, or manager of substantial projects for, philanthropic institutions with activities in both the United States and Israel.  In addition, during the fall of  2007 he taught a course in The International Regulation of Securities and Capital Markets at the Israel College of Management in Rishon L'Tzion.  Mr. Stone holds a Bachelor of Arts degree from Columbia University and a Juris Doctor degree from Harvard University. He does not currently serve as a director of any publicly-traded companies.

Mr. Stone shall hold office until the first General Meeting of the Company to be held following the end of the thirty-six (36) month period commencing on his election.

Election of Mr. Mark Green

As another vacancy that our Board wishes to fill, the Board of Directors thinks it is in the best interest of the Company to elect Mr. Mark Green as an independent director (International and U.S. investment banking expert). Mr. Green brings a wealth of experience working in U.S. and international financial markets.

The Company is not aware of any reason why Mr. Green, if elected as a director, should be unable to serve. The Company does not have any understanding or agreement with respect to the future election of Mr. Green.

The following biographical information provided with respect to Mr. Green is based upon information furnished by him to the Company:

Mr. Green is head of Technology and International Banking at Merriman Curhan Ford, a New York based investment bank. Mr. Green previously headed C.E. Unterberg, Towbin’s (and later Collins Stewart’s) banking efforts in Israel, where he advised technology companies on cross-border public and private financings and mergers & acquisitions. Prior to joining Unterberg, he worked with the Salomon Smith Barney's (later Citigroup's) Israel Investment Banking group. Mr. Green received his Masters in Business Administration from the University of Bath School of Management, England and his Bachelor of Arts from the University of Westminster, London, England. Mr. Green is also an Associate of the Royal Institute of Chartered Surveyors, England.

Mr. Green shall hold office until the first General Meeting of the Company to be held following the end of the thirty-six (36) month period commencing on his election.

Amendments to the Employment Agreement of Mr. Oded Bashan

The Board of Directors has determined that it is advisable and in the best interest of the Company, in order to meet the future challenges of our Company, upon the recommendation of the Audit Committee and the Compensation Committee, to extend the employment agreement of Mr. Oded Bashan until December 31, 2014 (instead of June 30, 2011), where all other terms shall remain unchanged.  It is hereby clarified that such agreement shall be automatically extended or terminated by either party upon six months’ notice, where if either party terminates Mr. Bashan's employment prior to December 31, 2014, the Company shall be required to continue paying Mr. Bashan his remuneration until such date, and in any event and without derogating from the foregoing, for a period that shall not be less than six months following the notice period.  In addition, in light of the intention of Mr. Oded Bashan to step down in the future from his position as a CEO and thereafter act only as the Chairman of the Board of Directors, if his son, Mr. Ohad Bashan, is appointed to fill the position of CEO, the amendment clarifies that the terms of the agreement shall apply to Mr. Oded Bashan in his position as Chairman of the Board of Directors and/or as CEO.

Re-election of Mr. Eli Akavia

The Board of Directors thinks it is in the best interest of the Company to re-elect Mr. Eli Akavia, as an independent director. Mr. Akavia has been serving as a director of the Company since December 2003 and specializes in high-technology companies and has accumulated invaluable experience in US GAAP and SEC rules.

The Company is not aware of any reason why Mr. Akavia, if re-elected as a director, should be unable to serve. The Company does not have any understanding or agreement with respect to the future election of Mr. Akavia.

The following biographical information provided with respect to Mr. Akavia is based upon information furnished by him to the Company:

Mr. Akavia is an independent consultant and he serves as a director of several other Israeli public companies (Eden Springs Ltd., Eshlad Ltd., Starling Advanced Communications Ltd. and Rada Electronics Industry Ltd.). Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and who later merged with Ernst & Young, Israel) for 30 years and until 2002, first as an employee and later as a senior partner. Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi-Tech Division and Partner in charge of the Firm Professional Standards Group. Mr. Akavia has participated in a large number of Israeli companies’ initial public offerings in the United States.

Grant of Options to Mr. Ohad Bashan

The Board of Directors has determined that it is advisable and in the best interest of the Company, upon recommendation of the Audit Committee and the Compensation Committee, to grant to Mr. Ohad Bashan, the Company’s President and director, options to purchase 500,000 Ordinary Shares.  The exercise price of these options is $1.00 per Ordinary Share. Such exercise price was determined by the Board of Directors of the Company, based on the closing price per Ordinary Share on the Nasdaq Global Market on November 5, 2009, the record date for the annual general meeting of our shareholders at which the new employment agreement between the Company and Mr. Ohad Bashan was approved by our shareholders.  On that date, the closing price per share of the Company’s Ordinary Shares on the Nasdaq Global Market was $0.98 per Ordinary Share.  It is clarified that this grant of the options to Mr. Ohad Bashan is made in lieu of the previous grant of 500,000 options initially recommended by the Board of Directors to the our shareholders for the meeting that took place on December 2009 and that eventually was not brought to a vote.

The vesting of the said options to purchase the said 500,000 Ordinary Shares to be granted to Mr. Ohad Bashan shall be linked to the Company's share performance on the Nasdaq Global Market as follows:

(1)
100,000 options shall vest on the first date following the approval by the shareholders of this resolution ("Approval Date") that the Company's share price reaches a closing price of at least $2.00 on the Nasdaq Global Market, an additional 100,000 options shall vest on the first date following the Approval Date that the Company's share price reaches a closing price of at least $2.25 on the Nasdaq Global Market but not before June 1, 2010; an additional 50,000 options shall vest on the first date following the Approval Date that the Company's share price reaches a closing price of at least $2.50 on the Nasdaq Global Market but not before January 1, 2011; an additional 100,000 options shall vest on the first date following the Approval Date that the Company's share  price reaches a closing price of at least $3.00 on the Nasdaq Global Market but not before June 1, 2011; an additional 100,000 options shall vest on the first date following the Approval Date that the Company's share price reaches a closing price of at least $3.50 on the Nasdaq Global Market but not before January 1, 2012; an additional 50,000 shall vest on the first date following the Approval Date that the Company's share price reaches a closing price of at least $4.00 on the Nasdaq Global Market but not before June 1, 2012.

(2)
In the case of termination of Mr. Ohad Bashan's employment by the Company other than for cause (as detailed in Mr. Bashan's employment agreement), all of Mr. Bashan's unvested options, as detailed above, shall become fully vested immediately upon such termination, where all other terms shall be as specified in the Company's Share Option Plan.

Re-election of Mr. Raanan Ellran

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to appoint at least two external directors. As of February 2010, our Board of Directors included four external directors, Eliezer Manor, Dr. Ora Setter, Raanan Ellran and Shlomo Toussia-Cohen (who expressed his wish to step down).

The Board of Directors thinks it is in the best interest of the Company to re-elect Mr. Ellran as an external director. Mr. Ellran has a wealth of experience serving as a director on the board of major Israeli companies.

Mr. Ellran has been serving as an external director on the Board of Directors of the Company since July 2007 and, in accordance with the Israeli Companies Law, his first term as an external director is to expire on July 27, 2010. The Board of Directors recommends re-electing Mr. Ellran to serve a second term of three-years as an external director on the Board of Directors of the Company.

The Company has received a statement from Mr. Ellran, in which he declares that he meets all of the requirements applicable to external directors, as set forth in the Israeli Companies Law. Mr. Ellran meets the requirement under the Israeli Companies Law as having the skills of an “accounting and financial expert.”

The Company is not aware of any reason why Mr. Ellran, if re-elected as an external director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Ellran.

The following biographical information provided with respect to Mr. Ellran is based upon the records of the Company and information furnished thereto by Mr. Ellran.

Mr. Ellran served as a director of the Company between 1999- 2005, resuming the position in July 2007. Mr. Ellran currently serves on the board of directors of AAI Ltd., an Israeli internet software designer and of Rafael Advanced Defense Systems Ltd. (between 2002-2005, resuming the position in 2006), where he also serves as Chairman of the Finance Committee, and as Chairman of the Investment Committee. Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997-2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the following actions and agreements for strengthening the Company’s management and Board of Directors:
Elect Mr. David P. Stone, as an independent director;
Elect Mr. Mark Green, as an independent director;
Approve amendments to the employment agreement of Mr. Oded Bashan, as described in Item 1 above, under the heading "Amendments to the Employment Agreement of Mr. Oded Bashan";

Re-elect Mr. Eli Akavia, as an independent director;
In connection with Mr. Ohad Bashan's employment agreement, approved at the shareholders meeting in December 2009, to grant Mr. Bashan, options to purchase 500,000 Ordinary Shares of the Company as described in Item 1 above, under the heading "Grant of Options to Mr. Ohad Bashan"; and
Re-elect Mr. Raanan Ellran, as an external director, for an additional three-year term commencing July 28, 2010.”

The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against this resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Our Board of Directors unanimously recommends that you vote “FOR” the proposed resolution.